THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G AMENDMENT FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION


                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 1)



                          HENRY SCHEIN, INC.
                           (Name of issuer)



                Common Stock, par value $0.01 per share
                    (Title of class of securities)



                              8064707102
                            (CUSIP number)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












1    NAME OF REPORTING PERSON
     Trust established by Stanley M. Bergman under Trust
     Agreement dated September 15, 1994

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Not Applicable


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      0
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 0
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [x]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0%



12   TYPE OF REPORTING PERSON*
     00



                    *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).     Name of Issuer:

     The name of the Issuer is Henry Schein, Inc. (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The address of the Company's principal executive office is 135 Duryea Road, Melville, New York 11747.

Item 2(a).     Name of Person Filing:

     The name of the person filing is the Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994
(the "Trust").

Item 2(b).     Address of Principal Business Office or, if None,
Residence:

     The address of the Trust's principal business office is c/o
Marion Bergman and Leslie F. Bergman, Co-Trustees, 104A
Middleville Road, Northport, New York 11768.

Item 2(c).     Citizenship:

     Not applicable.

Item 2(d).     Title of Class of Securities

     This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock") of the Company.

Item 2(e).     CUSIP Number:

     The CUSIP number of the Common Stock is 806407102.

Item 3.   If this statement is filed pursuant to Rule 13d-1(b),
          or 13d-2(b), check whether the
          person filing is a:      Not Applicable

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with
               240.13d-1(b)(1)(ii)(G) (Note:  See Item 7)

     (h)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

     0

Item 5.   Ownership of Five Percent or Less of a Class

     [x] The reporting person has ceased to be the beneficial owner of more than five percent of the class.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

     0

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the
          Group

     Not applicable.

Item 9.   Notice of Dissolution of the Group

     Not applicable.

Item 10.  Certification

     Not applicable.











                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997




                    /s/Marion Bergman
                    Marion Bergman, as co-trustee of the Trust
                    established by Stanley M. Bergman under Trust
                    Agreement dated September 15, 1994


                    /s/Leslie F. Bergman
                    Leslie F. Bergman, as co-trustee of the Trust
                    established by Stanley M. Bergman under Trust
                    Agreement dated September 15, 1994